March 21, 2018

The Board of Directors
Potbelly Corporation
111 N. Canal Street, Suite 850
Chicago, IL
Attn: Peter Bassi, Chairman of the Board of Directors

Dear Pete and Members of the Board of Directors,

We wanted to follow up with you after our last communication on February 22nd.  Privet remains disappointed in the Board's refusal to begin discussions with us that could potentially result in a negotiated settlement and prevent a contested shareholder vote at the upcoming annual meeting.

We believe you are aware that shareholders desire meaningful board refreshment.  We have provided the Board with an actionable opportunity to add highly qualified directors recommended by shareholders.  Until we see evidence of a genuine willingness to work together in good faith, we are reluctant to participate in a superficial, advisor-orchestrated process that we see as nothing more than an attempt to build a record of inclusion.

We are currently drafting our preliminary proxy statement and plan to soon file it with the SEC.  As we invest time and resources into preparing for the annual meeting and continue to gain conviction in the widespread support for shareholder-driven change, we may not find it as worthwhile to discuss a resolution that would result in a less favorable outcome than all of our nominees being elected at the annual meeting.  Further, we urge you to not go down the predictable path of continuing to waste shareholder resources by pursuing entrenching tactics, such as seeking to unilaterally add directors in an effort to preemptively "pacify" shareholders.  We are confident this will be viewed as only a cosmetic action, designed to maintain the status quo, that ignores the input of constructive shareholders who have a real economic stake in the success of this company.  Do not delude yourselves—Potbelly shareholders have clearly lost confidence in this Board.  Having those same individual Board members select new directors (purportedly on behalf of shareholders) would only exacerbate the issue.

We hope you can put aside the urge to be uncompromising and recognize that this is a situation where working with us as part of a constructive dialogue actually creates the best outcome for Potbelly shareholders.  We look forward to hearing from you.

Best regards,

Ben Rosenzweig and Ryan Levenson
Privet Fund Management LLC

Privet Fund Management LLC•79 West Paces Ferry Road•Atlanta, GA•30305